CYBIRD 03 APR 14 AM 7:21 JASDAQ

URL : http://www.cybird.co.jp/profile/ir/index.html

News Release

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
4-3-20, Toranomon, Minato-ku, Tol
Contact: Tomosada Yos
Senior Vice Pre
81-3-3431-0111



Organizational Reform and Change in Personnel

Tokyo, Japan, March 27, 2003 — CYBIRD Co., Ltd. announced that the board of directors approved the following organizational reform and change in personnel, effective April 1, 2003.

1. Organizational Reform

CYBIRD is implementing this organizational reform to enable greater motivation through focused responsibilities.
New Department: Media Development Department, Information System Service Department (See Attached)

2. Change in Personnel

Name	New	Old
Yosuke Iwai	Executive Vice President, Vice President of Media Development Department	Executive Vice President
Shinichiro Yamashita	Senior Vice President, General Manager of Mobile Content s Division and Vice President in charge of Legal & Corporate Affairs Department	Senior Vice President, General Manager of Marketing Solution Division and Vice President in charge of Legal & Corporate Affairs Department
Tomosada Yoshikawa	Senior Vice President, Vice President of Finance Department	Senior Vice President, Vice President in charge of Finance Department and Public Relations Department
Hiroshi Suzuki	General Manager of Marketing Solution Division	General Manager of Mobile Contents Division
Norio Fujie	Vice President of Information System Service Department	Assistant Vice President of System Planning Department, Marketing Solutions Division and Manager of System Planning and System Solution groups
Kenichi Nanba	Vice President of Public Relations Department	Assistant Vice President of Public Relations Department

3. Responsibilities

Yosuke Iwai, Executive Vice President
- In charge of Media Development Department and EC Department

Shinichiro Yamashita, Executive Vice President
- In charge of Mobile Contents Division and Legal & Corporate Affairs Department

Mikio Inari, Senior Vice President
- In charge of Marketing Solution Division, Strategic Technology Planning Department and Information System Service Department

(End of document)

Organization Chart (as of April 1, 2003)


President & CEO
Internal Auditing Department
Mobile Contents Division
Marketing Solution Division
Media Development Department
EC Department
International Business Department
Strategic Technology Planning Department
Corporate Planning Department
Information System Service Department
Public Relations Department
Legal & Corporate Affairs Department
Finance Department